THE FOLLOWING ITEMS ARE THE SUBJECT OF A FORM 12B-25 AND ARE EXCLUDED HEREIN:
PART I. ITEM 3. LEGAL PROCEEDINGS; PART II. ITEM 6. SELECTED FINANCIAL DATA;
PART II. ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS; PART II. ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA; AND PART IV. ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K (WITH RESPECT TO THE FINANCIAL STATEMENTS, INDEPENDENT AUDITORS' OPINION, UNAUDITED QUARTERLY FINANCIAL INFORMATION, FINANCIAL STATEMENT SCHEDULE AND EXHIBIT NUMBER 23 - CONSENT OF INDEPENDENT AUDITORS).

           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549
                             FORM 10-K
(Mark One)
 X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 30, 1995
                                 or
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                         to

Commission file number 1-8140

                       FLEMING COMPANIES, INC.
       (Exact name of registrant as specified in its charter)

                Oklahoma                              48-0222760
     (State or other jurisdiction of                (I.R.S. Employer
      incorporation or organization)               Identification No.)

   6301 Waterford Boulevard, Box 26647
         Oklahoma City, Oklahoma                                73126
(Address of principal executive offices)                     (Zip Code)

Registrant's telephone number, including area code       (405) 840-7200

Securities registered pursuant to Section 12(b) of the Act:
                                                      NAME OF EACH EXCHANGE ON
               TITLE OF EACH CLASS                         WHICH REGISTERED
      Common Stock, $2.50 Par Value and              New York Stock Exchange
          Common Stock Purchase Rights               Pacific Stock Exchange
                                                     Midwest Stock Exchange

      9.5% Debentures                                New York Stock Exchange

 Securities registered pursuant to Section 12(g) of the Act:     None

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. ____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for
the past 90 days.   Yes   X    No

As of February 24, 1996, 37,704,000 common shares were outstanding.

The aggregate market value of the common shares (based upon the closing price of these shares on the New York Stock Exchange) of Fleming Companies, Inc. held by nonaffiliates was approximately $740 million.

                Documents Incorporated by Reference

A portion of Part III has been incorporated by reference from the registrant's proxy statement dated March 12, 1996, in connection with its annual meeting of shareholders to be held on May 1, 1996.

                               PART I

ITEM 1.  BUSINESS

Fleming Companies, Inc. (hereinafter referred to as "Fleming," the "registrant" or the "company") was incorporated in Kansas in 1915 and in 1981 was reincorporated as an Oklahoma corporation. Fleming is engaged primarily in the food wholesaling and distribution industry with both wholesale and retail operations.

The company currently serves as the principal source of supply for approximately 3,500 supermarkets in 42 states and the District of Columbia. These super-markets have a total area of approximately 100 million square feet. The company also serves several international markets. The company serves food stores of various sizes operating in a wide variety of formats, including conventional full-service stores, superstores, price impact stores (including warehouse stores), combination stores (which typically carry a higher proportion of non-food items) and convenience stores. The company services a geographically diverse area. These are predominantly independent stores, many of which operate and advertise under a common name to promote greater consumer recognition. Fleming's retail customers (hereinafter referred to as "customers") also include national and regional corporate chains.

The company's food distribution operations offer a wide variety of national brand and private label products, including groceries, meat, dairy and delica-tessen products, frozen foods, produce, bakery goods and a variety of general merchandise and related items. In addition, Fleming offers a wide range of support services to its customers to help them compete more effectively with other food retailers in their respective market areas.

In addition, the company has a significant presence in food retailing, owning and operating approximately 370 retail food stores with an aggregate of approximately 13 million square feet. Company-owned stores operate under a number of names and vary in format from super warehouse stores to conventional supermarkets.

The company operates in two segments: food distribution and retail store operations. Food distribution includes food and general merchandise distribution. Segment information as required by Statement of Financial Accounting Standards No. 14 is presented in Item 8. Financial Statements and Supplementary Data.

Reengineering

The company has determined that its performance during the past several years, along with the performance of a number of its retail customers, has been unfavorably affected by a number of changes within the food marketing and distribution industry, which has become increasingly competitive in an environment of relatively static overall demand. Alternative format food stores (such as warehouse stores and supercenters) have gained retail food market share at the expense of traditional supermarket operators, including independent grocers, many of whom are customers of the company. Vendors, seeking to ensure that more of their promotional dollars are used by retailers to increase sales volume, increasingly direct promotional dollars directly to retailers and to large self-distributing chains. Additionally, the trend toward Every Day Low Costing has reduced margin opportunities. The company believes that these changes have led to reduced margins and lower profitability among many of its customers and at the company itself. Fleming has initiated specific actions to respond to, and help its retail customers respond to, changes in the market-place.

The company has embarked upon a plan to restructure its organizational align-ment, reengineer its operations and consolidate its distribution facilities.
The company's objective is to lower net acquisition cost of product to retail customers while providing the company with a fair and adequate return for its products and services. To achieve this objective, management has made major organizational changes, implemented the Fleming Flexible Marketing Plan ("FFMP") in approximately 40% of its food distribution sales base, or 17 of its 35 operating units, and increased its investment in technology. The actions contemplated by the reengineering plan will affect the company's food and general merchandise wholesaling operations as well as certain retail opera-tions. Although a significant number of reengineering initiatives have been completed, more are planned. The timing of the remaining initiatives has been lengthened while the company refocuses on financial performance and refines FFMP in response to customers and vendors. Accordingly, completion dates are not known.

The company has reorganized itself around four core business units: retail sales and marketing, retail services, category marketing and product supply. Retail sales and marketing, retail services and category marketing represent the marketing functions of the company. Product supply represents the procurement and distribution functions of the company.

Through retail sales and marketing, the company markets to customers on FFMP primarily on the basis of customer type instead of on the basis of geography. This enables the company to be more effective in serving its diverse customer base. Through retail services, the company offers services on a fee basis to retailers. In the past, Fleming has offered many services without a direct charge but has indirectly charged all customers for such services. Through category marketing, the company more efficiently manages its relationships with vendors, manufacturers and other suppliers, working to obtain the best possible promotional benefits offered by suppliers and pass through directly to retailers on FFMP 100% of those benefits related to grocery, frozen foods and dairy products. Through product supply, which is comprised of all food distribution centers and operations converted to FFMP, the company will work to lower the net acquisition costs (i.e., the total of cost of product and all related charges plus the company's distribution fee) to retailers.

FFMP applies to grocery, frozen foods and dairy products and is based on a new pricing policy whereby retailers, upon conversion to FFMP, will pay the company's actual cost of acquiring goods, receiving 100% of available promo-tional benefits from the vendor arranged by the company, including those derived from forward buying. Customers will pay all costs incurred by the company for transportation (which in the past may have been subsidized by the company). Instead of paying a basic distribution fee, customers pay handling and storage charges, which is higher than the prior distribution fee. Additionally, retail customers pay for all other retail services purchased.

As part of the reengineering plan, the company has closed four distribution centers and plans to close one additional facility.

Products

The company supplies its customers with a full line of national brand products as well as an extensive range of private and controlled label products, perish-ables and non-food items. Controlled labels are those which the company controls and private labels are those which may be offered only in stores operating under specific banners, which may or may not be under the company's control. Among the controlled labels offered by the company with registered trade names are TV, Hyde Park, Marquee, Bonnie Hubbard, Best Yet, Sentry and Rainbow. Among the private labels handled by the company are IGA and Piggly Wiggly. Controlled label and private label products offer both the wholesaler and the retailer opportunities for higher margins as the costs of national advertising campaigns can be eliminated. The controlled label program is augmented with marketing and promotional support programs developed by the company.

Certain categories of perishables also offer both the wholesaler and the retailer opportunities for improved margins as consumers are generally willing to pay relatively higher prices for produce and bakery goods and high quality frozen foods. Furthermore, retailers are increasingly competing for business through an emphasis on perishables and private label products.

Services to Customers

The company offers value-added services to its customers. These services include, among others, merchandising and marketing assistance, in-house advertising, consumer education programs, retail electronic services and employee training. See also "Capital Invested in Customers."

In addition, the company may assist its customers in the development and expansion of retail stores, including retail site selection and market surveys; store design, layout, and decor assistance; and equipment and fixture planning. The company also has expertise in developing sales promotions, including employee and customer incentive programs, such as "continuity programs" designed to entice the customer to return regularly to the store.

Sale Terms

Upon reengineering, customers are converted to FFMP and are charged the company's actual costs of acquiring grocery, frozen food and dairy products pursuant to FFMP while the company passes through to its FFMP customers all promotional fees and allowances received from vendors. In addition, the company charges FFMP customers for the costs of transportation and for handling and storage, which charges are higher than the previous basic distribution fee. Retailers on FFMP are also charged directly for services for which they formerly paid indirectly. As a result, the company believes it will lower the net acqui-sition cost of product to its customers. Payment is made through electronic funds transfer the day following the customer's statement date.

Where the company's operating units have not been reengineered, customers are charged for products based generally on an agreed price which includes the company's defined "cost" (which does not give effect to promotional fees and allowances from vendors), to which is added a fee determined by the volume of the customer's purchase. In some geographic areas, product charges are based upon a percentage markup over cost. A delivery charge is usually added based on order size and mileage from the distribution center to the customer's store. Payment may be received upon delivery of the order, or within credit terms that generally are weekly or semi-weekly.

Distribution

The company currently operates 35 distribution centers which are responsible for the distribution of national brand and private label groceries, meat, dairy and delicatessen products, frozen foods, produce, bakery goods and a variety of related food and non-food items. Six general merchandise distribution centers distribute health and beauty care items and other non-food items. Two distribution centers serve convenience stores. All facilities are equipped with modern material handling equipment for receiving, storing and shipping large quantities of merchandise. As a result of the acquisition of Scrivner in July 1994, the company has closed nine former Scrivner distribution centers. As part of the consolidation, reorganization and reengineering plan, the company has closed four distribution centers and will close one additional distribution center.

The company's food and general merchandise distribution facilities comprise more than 20 million square feet of warehouse space. Additionally, the company rents, on a short-term basis, approximately 5 million square feet of off-site temporary storage space.

Many distribution divisions operate a truck fleet to deliver products to customers. The company increases the utilization of its truck fleet by backhauling products from many suppliers, thereby reducing the number of empty miles traveled. To further increase its fleet utilization, the company has made its truck fleet available to other firms on a for-hire carriage basis. During 1994 and 1995 the company engaged dedicated contract carriers to deliver its products from certain distribution centers.

Retail Stores Served

The company serves retail stores ranging in size from small convenience outlets to conventional supermarkets, combination units, price impact stores and large supercenters. Among the stores served are approximately 3,500 supermarkets with an aggregate of approximately 100 million square feet. Fleming's customers are geographically diverse, with operations in 42 states, the District of Columbia and several international markets. The company's principal customers are supermarkets carrying a wide variety of grocery, meat, produce, frozen food and dairy products. Most customers also handle an assortment of non-food items, including health and beauty care products and general merchandise such as housewares, soft goods and stationery. Most supermarkets also operate one or more specialty departments such as in-store bakeries, delicatessens, seafood departments and floral departments.

The company believes that its focus on quality service, broad product offerings, competitive prices and value-added services enables the company to maintain long -term customer relationships while attracting new customers. The company has targeted self-distributing chains and operators of alternative format stores as sources of incremental sales. These operations have gained increasing market share in the retail food industry in recent years. The company currently serves 1,040 chain stores, compared to 980 at year-end 1994. In late 1994, Fleming signed a six-year supply agreement with Kmart to serve new Super Kmart Centers in areas where Fleming has distribution facilities.

The company also licenses or grants franchises to retailers to use certain registered trade names such as IGA, Piggly Wiggly, Food 4 Less, Big Star, Big T, Buy-for-Less, Checkers, Festival Foods, Jubilee Foods, Jamboree Foods, MEGA MARKET, Minimax, Sentry, Shop 'n Bag, Shop 'n Kart, Super 1 Foods, Super Save, Super Thrift, Thriftway, United Supers, and Value King. There are approximately 2,000 food stores operating under company franchises or licenses.

Company-owned Stores

The company owns and operates approximately 370 stores at December 30, 1995, including 330 supermarkets with an aggregate of approximately 12 million square feet. Company-owned stores are located in 23 states and are all served by the company's distribution centers. Formats vary from super warehouse stores to conventional supermarkets. Generally in the industry, an average super warehouse store is 58,000 square feet and a conventional supermarket is 23,000 square feet. All company-owned supermarkets are designed and equipped to offer a broad selection of both national brands as well as private label products at attractive prices while maintaining high levels of service. Most supermarket formats have extensive produce sections and complete meat departments together with one or more specialty departments such as in-store bakeries, delicatessens, seafood departments and floral departments. Specialty departments generally produce higher gross margins per selling square foot than general grocery sections.

The company-owned stores provide added purchasing power as they enable the company to commit to certain promotional efforts at the retail level. The company, through its owned stores, is able to retain many of the promotional savings offered by vendors in exchange for volume increases.

Technology

Fleming has played a leading role in employing technology for internal opera-tions as well as for its independent retail customers.

Fleming has implemented radio-frequency terminals in most of its distribution centers to track inventory, further improve customer service levels, reduce out-of-stock conditions and obtain other operational improvements. Most distri-bution centers are managed by computerized inventory control systems, such as the company's standardized computer software system called FOODS (Fleming On-line Distribution System), along with warehouse productivity monitoring and scheduling systems. The company has begun a program to implement FOODS in all former Scrivner facilities. Most of Fleming's truck fleet is equipped with on-board computers to monitor the efficiency of deliveries to its customers.

Additionally, the company is marketing an advanced on-line communications product, called Visionet, that links Fleming-served retailers with their product supply centers, category managers and vendors. One of Visionet's features is the Opportunity Wire, which enables Fleming to alert retailers to special purchasing opportunities to buy products at advantageous prices as well as assist in coordinating delivery.

Suppliers

The company purchases its products from numerous vendors and growers. As the largest single customer of many of its suppliers, the company is able to secure favorable terms and volume discounts on most of its purchases, leading to lower unit costs. The company purchases products from a diverse group of suppliers and believes it has adequate and alternative sources of supply for substantially all of its products.

Capital Invested in Customers

As part of its services to retailers, the company provides capital to customers in several ways. In making credit and investment decisions, the company considers many factors, including estimated return on capital, risk and the benefits to be derived from sustained or increased product sales. Any equity investment or loan of $250,000 or more must be approved by the company's busi-ness development committee. An equity investment or loan of $10 million to $15 million must also be approved by the Chief Executive Officer, with Board of Directors approval above $15 million. For equity investments, the company has active representation on the customer's board of directors. The company also conducts periodic credit reviews, receives and analyzes customers' financial statements and visits customers' locations regularly. On an ongoing basis, senior management reviews the company's largest investments and credit expo-sures.

The company provides capital to certain customers by becoming primarily or secondarily liable for store leases, by extending credit for inventory purchases, and by guaranteeing loans and making secured loans to and equity investments in customers.

Store leases. The company leases stores for sublease to certain customers. Sublease rentals are generally higher than the base rental to the company.
As of December 30, 1995, the company was the primary lessee of approximately 900 retail store locations subleased to and operated by customers. In certain circumstances, the company also guarantees the lease obligations of certain customers.

Extension of credit for inventory purchases. The company has supply agreements with customers in which it invests and, in connection with supplying such customers, will, in certain circumstances, extend credit for inventory pur-chases. Customary trade credit terms are the day following statement date for customers on FFMP and up to seven days for non-FFMP customers; the company has extended credit for additional periods under certain circumstances.

Guarantees and secured loans. The company guarantees the obligations of certain of its customers. Loans are also made to customers primarily for store expansions or improvements. These loans are typically secured by inventory and store fixtures, bear interest at rates at or above the prime rate, and are for terms of up to ten years. During fiscal year 1995, the company sold, with limited recourse, $77 million of notes evidencing similar loans. The company believes its loans to customers are illiquid and would not be investment grade if rated.

Equity investments. The company has made equity investments in strategic multi-store customers, which it refers to as Business Development Ventures, and in smaller operators, referred to as Equity Stores. Equity Store participants typically retain the right to purchase the company's investment over a five to ten-year period. Many of the customers in which the company has made equity investments are highly leveraged, and the company believes its equity invest-ments are highly illiquid.

The following table sets forth the components of Fleming's portfolio of loans to and investments in customers at year-end 1995 and 1994. Amounts are in millions.

                   Business             Stores           Customers
                Development  Equity     Held     Sub-  With No Equity
                   Ventures  Stores  For Resale  total  Investment    Total
1995
Loans (a)            $27      $34       $ -     $ 61      $177        $238
Equity Investments    28       (2)       23       49       -            49
  Total              $55      $32       $23     $110      $177        $287

1994
Loans (a)            $52      $55       $ 1     $108      $267        $375
Equity Investments    45        6        25       76        -           76
  Total              $97      $61       $26     $184      $267        $451

(a) Includes current portion of loans, which amounts are recorded as receivables on the company's balance sheet. See Notes to Consolidated Financial
Statements.

The table does not include the company's investments in customers through direct financing leases, lease guarantees, operating leases, loan guarantees or credit extensions for inventory purchases. As of December 30, 1995, the present value of the company's obligations under direct financing leases and lease guarantees were $223 million and $90 million, respectively.

The company has implemented tighter credit policies and reduced emphasis on credit extensions to and investments in customers. Additionally, credit associates conduct post-financing reviews more frequently and in more depth. Fleming's credit loss expense, including from receivables as well as from investments in customers, was $31 million in the year ended December 31, 1995 and $61 million and $52 million in 1994 and 1993, respectively.

Competition

Competition in the food marketing and distribution industry is intense. The company's primary competitors are national chains who perform their own distribution (such as The Kroger Co. and Albertson's, Inc.), national food distributors (such as SUPERVALU Inc.) and regional and local food distributors. The principal competitive factors include price, quality and assortment of product lines, schedules and reliability of delivery, and the range and quality of customer services. The sales volume of wholesale food distributors is dependent on the level of sales achieved by the retail food stores they serve. Retail stores served by the company compete with other retail food outlets in their geographic areas on the basis of price, quality and assortment, store location and format, sales promotions, advertising, availability of parking, hours of operation and store appeal.

The primary competitors of the company-owned stores are national, regional and local chains, as well as independent supermarkets and convenience stores. The principal competitive factors include product price, quality and assortment, store location and format, sales promotions, advertising, availability of parking, hours of operation and store appeal.

Employees

At year-end 1995, the company had approximately 44,000 full-time and part-time associates. Approximately half of the company's associates are covered by collective bargaining agreements with the International Brotherhood of Team-sters, Chauffeurs, Warehousemen and Helpers of America, the United Food and Commercial Workers, the International Longshoremen's and Warehousemen's Union and the Retail Warehouse and Department Store Union. Most of such agreements expire at various times throughout the next five years. The company believes it has satisfactory relationships with its unions.

ITEM 2.  PROPERTIES

The following table sets forth information with respect to Fleming's major distribution facilities.

                                     Size, in
          Food                       Thousands of      Owned or
     Distribution (1)                Square Feet       Leased

     Altoona, PA                            172        Leased
     Buffalo, NY                            417        Leased
     El Paso, TX (2)                        465        Leased
     Ewa Beach, HI                          196        Leased
     Fresno, CA                             380        Owned
     Garland, TX                          1,176        Owned
     Geneva, AL                             345        Leased
     Houston, TX                            663        Leased
     Huntingdon, PA                         246        Leased
     Johnson City, TN                       287        Owned
     Kansas City, KS                        909        Leased
     La Crosse, WI                          913        Owned
     Lafayette, LA                          430        Owned
     Laurens, IA                            368        Owned
     Lincoln, NE                            298        Leased
     Lubbock, TX (2)                        378        Owned
     Marshfield, WI                         157        Owned
     Massillon, OH                          775        Owned
     Memphis, TN                            780        Owned
     Miami, FL                              763        Owned
     Milwaukee, WI                          595        Owned
     Minneapolis, MN (3)                    480        Owned
     Nashville, TN                          734        Leased
     North East, MD (4)                     107        Owned
     Oklahoma City, OK (5)                  669        Owned
     Oklahoma City, OK (5)                  410        Leased
     Peoria, KS                             325        Owned
     Philadelphia, PA (4)                   830        Leased
     Phoenix, AZ                            912        Owned
     Portland, OR                           323        Owned
     Sacramento, CA                         683        Owned
     Salt Lake City, UT                     429        Owned
     San Antonio, TX                        514        Leased
     Sikeston, MO                           481        Owned
     Superior, WI (3)                       371        Owned
     Warsaw, NC                             681        Owned/Leased
     York, PA                               450        Owned

                                         19,112

     General Merchandise

     Dallas, TX                             270       Owned/Leased
     King of Prussia, PA                    377       Leased
     La Crosse, WI                          163       Owned
     Memphis, TN                            339       Owned/Leased
     Sacramento, CA                         294       Leased
     Topeka, KS                             179       Leased

                                          1,622


     Outside Storage

     Outside storage facilities -
     typically rented on a
     short-term basis.                    5,334

     Total square feet                   26,068


(1)  Food distribution includes two convenience store divisions.
(2)  Comprise the Lubbock distribution operation.
(3)  Comprise the Minneapolis distribution operation.
(4)  Comprise the Philadelphia distribution operation.
(5) The company operates two distribution operations in Oklahoma City. The administrative functions of these two distribution operations are consolidated.

At the end of 1995, Fleming operated a delivery fleet consisting of approxi-mately 1,400 power units and 3,100 trailers. Most of this equipment is owned by the company.

Company-owned retail stores are located in 23 states and occupy approximately 13 million square feet which is primarily leased.


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information concerning the executive officers of the company as of March 12, 1996:
                                                                Year
                                                              First Became
Name (age)                  Present Position                    An Officer

Robert E. Stauth (51)       Chairman and
                              Chief Executive Officer           1987

William J. Dowd (53)        President and Chief Operating
                              Officer                           1995

E. Stephen Davis (55)       Executive Vice President-
                              Distribution                      1981

Harry L. Winn, Jr. (51)     Executive Vice President
                              and Chief Financial Officer       1994

David R. Almond (56)        Senior Vice President-
                              General Counsel and Secretary     1989

Ronald C. Anderson (53)     Senior Vice President-General
                              Merchandise                       1993

Mark K. Batenic (47)        Senior Vice President-Retail Sales
                              & Marketing                       1994

Darreld R. Easter (59)      Senior Vice President-
                              Category Marketing                1988

William M. Lawson, Jr. (45) Senior Vice President-Corporate
                              Development/International
                              Operations                        1994

Dixon E. Simpson (53)       Senior Vice President-Retail
                              Services                          1994

Larry A. Wagner (49)        Senior Vice President-
                              Associate Support                 1989

Thomas L. Zaricki (51)      Senior Vice President-Retail
                              Operations                        1993

Kevin J. Twomey (45)        Vice President-Controller           1995

No family relationship exists among any of the executive officers listed above.

Executive officers are elected by the board of directors for a term of one year beginning with the annual meeting of shareholders held in April or May of each year.

Each of the executive officers has been employed by the company or its subsidiaries for the preceding five years except for Messrs. Anderson, Dowd, Lawson, Winn and Zaricki.

Mr. Anderson joined the company as Vice President-General Merchandise in July 1993. In March 1994, he was named Senior Vice President-General Merchandise. Since 1986, until joining the company, he was vice president of McKesson Corporation, a distributor of pharmaceutical and related products, where he was responsible for its service merchandising division.

Mr. Dowd joined the company in his present position in July 1995. From 1994 until joining the company, he was Senior Vice President - Operations at Cott Corporation, a producer of retailer-branded soft drinks. From 1991 to 1994, Mr. Dowd was executive vice president for Kraft General Foods' KGF Service Company.

Mr. Lawson joined the company in his present position in June 1994. Prior to that, Mr. Lawson was a practicing attorney in Phoenix for 18 years.

Mr. Winn joined the company in his present position in May 1994. He was with UtiliCorp United in Kansas City, an energy company, where he was managing senior vice president and chief financial officer from 1990 to 1993.

Mr. Zaricki joined the company in his present position in October 1993. Since 1987, until joining the company, Mr. Zaricki was president of Arizona Supermarkets, Inc., a regional supermarket chain headquartered in Phoenix.

                              PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Fleming common stock is traded on the New York, Midwest and Pacific stock exchanges. The ticker symbol is FLM. As of December 30, 1995, the 37.7 million outstanding shares were owned by 13,300 shareholders of record and approximately 20,500 beneficial owners whose shares are held in street name by brokerage firms and financial institutions. According to the New York Stock Exchange Composite Transactions tables, the high and low prices of Fleming common stock during each calendar quarter of the past two years are shown below.

                                       1995               1994
          Quarter                 High      Low      High      Low

          First                  $24.88   $19.13    $26.13   $24.25
          Second                  27.13    22.75     29.25    23.50
          Third                   29.88    22.63     30.00    22.88
          Fourth                  25.75    20.00     24.50    22.63

Cash dividends on Fleming common stock have been paid for 79 consecutive years. Dividends are generally declared on a quarterly basis with holders as of the record date being entitled to receive the cash dividend on the payment date. Record and payment dates are normally as shown below:

          Record Dates:         Payment Dates:

          February 20           March 8
          May 20                June 10
          August 20             September 10
          November 20           December 10

Cash dividends of $.30 per share were paid on or near each of the above four payment dates in 1994 and 1995. The company paid a cash dividend of $.30 per share for the first quarter of 1996.

On March 28, 1996, the Board of Directors of the company declared a cash divi-dend of $.02 per share for the second quarter of 1996 payable on June 10, 1996, to shareholders of record on May 20, 1996. This dividend is lower than the previous quarterly dividend to allow the company to meet its banks' requirements to support the posting of an appeal bond in the David's Supermarkets lawsuit. See Item 3. Legal Proceedings, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8. Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Litigation and Contingencies and Subsequent Events.

ITEM 9.  CHANGES IN AND DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

                              PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Incorporated herein by reference to pages 3 through 6 of the company's proxy statement dated March 12, 1996, in connection with its annual meeting of shareholders to be held on May 1, 1996. Information concerning Executive Officers of the company is included in Part I herein which is incorporated in this Part III by reference.


ITEM 11.  EXECUTIVE COMPENSATION

Incorporated herein by reference to pages 12 through 20 of the company's proxy statement dated March 12, 1996, in connection with its annual meeting of shareholders to be held on May 1, 1996.


ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Incorporated herein by reference to page 9 through 11 of the company's proxy statement dated March 12, 1996, in connection with its annual meeting of shareholders to be held on May 1, 1996.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable.

                              PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)3., (c)   Exhibits:
                                                    Page Number or
           Exhibit                                  Incorporation by
           Number                                   Reference to

            3.1    Certificate of Incorporation     Exhibit 3.1 to
                                                    Form 10-K
                                                    for year ended
                                                    December 28, 1991

            3.2    By-Laws                          Exhibit 28.2 to
                                                    Form 8-K dated
                                                    August 22, 1989

            4.0    Credit Agreement, dated as of    Exhibit 4.0 to
                   July 19, 1994, among Fleming     Form 8-K dated
                   Companies, Inc., the Banks       July 19, 1994
                   listed therein and Morgan
                   Guaranty Trust Company of
                   New York, as Managing Agent

            4.1    Pledge Agreement, dated as of    Exhibit 4.1 to
                   July 19, 1994, among Fleming     Form 8-K dated
                   Companies, Inc. and Morgan       July 19, 1994
                   Guaranty Trust Company of
                   New York, as Collateral Agent

            4.2    Security Agreement dated as of   Exhibit 4.2 to
                   July 19, 1994, between Fleming   Form 8-K dated
                   Companies, Inc. in favor of      July 19, 1994
                   Morgan Guaranty Trust Company
                   of New York, as Collateral Agent

            4.3    Amendment No. 1 to Credit        Exhibit 4.3 to
                   Agreement, dated as of           Form 8-K dated
                   July 21, 1994                    July 19, 1994

            4.4    Amendment No. 2 to Credit        Exhibit 4.4 to
                   Agreement dated as of            Form 10-K for year
                   November 14, 1994                ended December 31, 1994

            4.5    Amendment No. 3 to Credit
                   Agreement dated as of
                   June 30, 1995

            4.6    Amendment No. 4 to Credit
                   Agreement dated as of
                   February 15, 1996

            4.7    Agreement to furnish copies of
                   other long-term debt instruments

            4.8    Rights Agreement dated as of     Exhibit 28 to
                   July 7, 1986, between the        Form 8-K dated
                   Registrant and Morgan            June 24, 1986
                   Guaranty Trust Company of New
                   York

            4.9    Amendment to Rights Agreement    Exhibit 28.1 to
                   dated as of August 22, 1989,     Form 8-K dated
                   between the Registrant           August 22, 1989
                   and First Chicago Trust Company
                   of New York, as Rights Agent

            4.10   Rights Agreement dated as of     Exhibit 4.0 to Form
                   February 27, 1996 between        8-K dated February
                   Fleming Companies, Inc. and      27, 1996
                   Liberty Bank and Trust Company
                   of Oklahoma City, N. A.
                   Effective as of the close of
                   business on July 6, 1996

            4.11   Indenture dated as of December   Exhibit 4 to
                   1, 1989, between the Registrant  Registration
                   and Morgan Guaranty Trust        Statement No.
                   Company of New York, as trustee  33-29633

            4.12   Indenture dated as of            Exhibit 4.9 to
                   December 15, 1994, between the   Form 10-K for year
                   Registrant, Subsidiary Guaran-   ended December 31, 1994
                   tors and Texas Commerce Bank
                   National Association, as
                   Trustee, regarding $300
                   million of 10 5/8% Senior Notes

            4.13   Indenture dated as of December   Exhibit 4.10 to
                   15, 1994, between the Regis-     Form 10-K for
                   trant, Subsidiary Guarantors     year ended
                   and the Texas Commerce Bank      December 31, 1994
                   National Association, as Trustee,
                   regarding $200 million of Floating
                   Rate Senior Notes

           10.0    Stock Purchase Agreement by and  Exhibit 2.0 to
                   among Fleming Companies, Inc.    Form 8-K dated
                   and Franz Haniel & Cie. GmbH     July 19, 1994
                   dated as of July 15, 1994

           10.1    Investment Advisor Agreement     Exhibit 10.17 to
                   between the Registrant and The   Form 10-K for year
                   First Boston Corporation dated   ended December 30,
                   November 27, 1989                1989

           10.2    Investment Advisor Agreement     Exhibit 10.18 to
                   between the Registrant and       Form 10-K for year
                   Merrill Lynch, Pierce, Fenner    ended December 30,
                   & Smith Incorporated dated       1989
                   December 5, 1989

           10.3    Dividend Reinvestment and        Exhibit 28.1 to
                   Stock Purchase Plan, as          Registration
                   amended                          Statement No.
                                                    33-26648 and
                                                    Exhibit 28.3
                                                    to Registration
                                                    Statement No.
                                                    33-45190

           10.4*   1985 Stock Option Plan           Exhibit 28(a) to
                                                    Registration
                                                    Statement No.
                                                    2-98602

           10.5*   Form of Award Agreement for      Exhibit 10.6 to
                   1985 Stock Option Plan (1994)    Form 10-K for year
                                                    ended December 25, 1993

           10.6*   1990 Stock Option Plan           Exhibit 28.2 to
                                                    Registration
                                                    Statement No.
                                                    33-36586

           10.7*   Form of Award Agreement for      Exhibit 10.8 to
                   1990 Stock Option Plan (1994)    Form 10-K for year
                                                    ended December 25, 1993

           10.8*   Fleming Management Incentive     Exhibit 10.4 to
                   Compensation Plan                Registration
                                                    Statement No.
                                                    33-51312

           10.9*   Directors' Deferred              Exhibit 10.5 to
                   Compensation Plan                Registration
                                                    Statement No.
                                                    33-51312

           10.10*  Amended and Restated Supple-     Exhibit 10.10 to
                   mental Retirement Plan           Form 10-K for year
                                                    ended December 31, 1994

           10.11*  Form of Amended and Restated     Exhibit 10.11 to
                   Supplemental Retirement          Form 10-K for year
                   Income Agreement                 ended December 31, 1994

           10.12*  Godfrey Company 1984 Non-        Appendix II to
                   qualified Stock Option Plan      Registration
                                                    Statement No.
                                                    33-18867

           10.13*  Form of Amended and Restated     Exhibit 10.13 to
                   Severance Agreement between the  Form 10-K for year
                   Registrant and certain of its    ended December 31, 1994
                   officers

           10.14*  Fleming Companies, Inc. 1990     Exhibit B to
                   Stock Incentive Plan dated       Proxy Statement
                   February 20, 1990                for year ended
                                                    December 30, 1989

           10.15*  Fleming Companies, Inc. 1996     Exhibit A to
                   Stock Incentive Plan dated       Proxy Statement
                   February 27, 1996                for year ended
                                                    December 30, 1995

           10.16*  Phase I of Fleming Companies,    Exhibit 10.16 to
                   Inc. Stock Incentive Plan and    Form 10-K for year
                   Form of Awards Agreement         ended December 30,
                                                    1989

           10.17*  Phase II of Fleming Companies,   Exhibit 10.12 to
                   Inc. Stock Incentive Plan        Form 10-K for year
                                                    ended December 26,
                                                    1992

           10.18*  Phase III of Fleming Companies,  Exhibit 10.17 to
                   Inc. Stock Incentive Plan        Form 10-K for year
                                                    ended December 25,
                                                    1993

           10.19*  Fleming Companies, Inc.          Exhibit 10.14 to
                   Directors' Stock                 Form 10-K for year
                   Equivalent Plan                  ended December 28,
                                                    1991

           10.20*  Agreement between the            Exhibit 10.19 to
                   Registrant and                   Form 10-K for year
                   E. Dean Werries                  ended December 25,
                                                    1993

           10.21*  Supplemental Income Trust        Exhibit 10.20 to
                                                    Form 10-K for year
                                                    ended December 31, 1994

           10.22*  Form of Employment Agreement     Exhibit 10.20 to
                   between Registrant and certain   Form 10-K for year
                   of the employees                 ended December 31,
                                                    1994

           10.23*  Economic Value Added Incentive   Exhibit A to Proxy
                   Bonus Plan                       Statement for year
                                                    ended December 31, 1994

           10.24*  Agreement between the
                   Registrant and
                   William J. Dowd

           12      Computation of ratio of
                   earnings to fixed charges

           21      Subsidiaries of the Registrant

           24      Power of attorney instruments
                   signed by certain directors
                   and officers of the Registrant
                   appointing Harry L. Winn, Jr.,
                   Executive Vice President and
                   Chief Financial Officer, as
                   attorney-in-fact and agent to
                   sign the Annual Report on
                   Form 10-K on behalf of said
                   directors and officers

           27      Financial Data Schedule

           99.1    Company Undertaking


*  Management contract, compensatory plan or arrangement.

(b)   Reports on Form 8-K:

        On January 16, 1996, registrant filed under Item 5. disclosing the completion of the foreclosure of its security interest in the assets of ABCO Holding, Inc., and its subsidiary, ABCO Markets, Inc.

        On March 20, 1996, registrant filed under Item 5. disclosing its announcement that the verdict received in the David's Supermarkets, Inc. lawsuit will be appealed.

        On March 21, 1996, registrant filed under Item 5. disclosing the adoption of a new rights plan.

        On March 28, 1996, registrant filed under Item 5. disclosing a quarterly dividend declared at a rate lower than its previous quarterly dividend.

                              SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Fleming has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 29th day of March 1996.

                                       FLEMING COMPANIES, INC.


                                           ROBERT E. STAUTH

                                       By: Robert E. Stauth
                                           Chairman and
                                           Chief Executive Officer
                                          (Principal executive officer)


                                           HARRY L. WINN, JR.

                                       By: Harry L. Winn, Jr.
                                           Executive Vice President and
                                           Chief Financial Officer
                                          (Principal financial officer)


                                           KEVIN J. TWOMEY

                                       By: Kevin J. Twomey
                                           Vice President - Controller
                                          (Principal accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 29th day of March 1996.

ROBERT E. STAUTH

Robert E. Stauth         Archie R. Dykes*       Carol B. Hallett*
(Chairman of the Board)    (Director)                 (Director)


James G. Harlow, Jr.*    Lawrence M. Jones*     Edward C. Joullian III*
     (Director)            (Director)                 (Director)


Howard H. Leach*         Guy O. Osborn*
     (Director)            (Director)


HARRY L. WINN, JR.

Harry L. Winn, Jr.
(Attorney-in-fact)

*A Power of Attorney authorizing Harry L. Winn, Jr. to sign the Annual Report on Form 10-K on behalf of each of the indicated directors of Fleming Companies, Inc. has been filed herein as Exhibit 24.